                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)*
                    Under the Securities Exchange Act of 1934
                                       of
                    Elizabeth T. Corn (joined by her spouse)

                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 12 of this filing.

                                  SCHEDULE 13D

CUSIP No. 87161C 10 5                                      Page 2  of  12 Pages
         -------------                                         ---    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ELIZABETH T. CORN
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*
         N/A
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF                         0
   SHARES                  -----------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER
  OWNED BY                          7,324,323.2467
    EACH                   -----------------------------------------------------
  REPORTING                (9)      SOLE DISPOSITIVE POWER
 PERSON WITH                        0
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    7,324,323.2467
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,324,323.2467
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.5%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161 C 10 5                                    Page  3  of  12  Pages
         -------------                                         ---    ----
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LOVICK P. CORN
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*
         N/A
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF                         0
   SHARES                  -----------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER
  OWNED BY                          7,324,323.2467
    EACH                   -----------------------------------------------------
  REPORTING                (9)      SOLE DISPOSITIVE POWER
 PERSON WITH                        0
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    7,324,323.2467
                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,324,323.2467
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.5%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 4 ("Amendment No. 4") is being made to the Schedule 13D as amended and restated by Amendment No. 2 filed on December 22, 2000 and as further amended by Amendment No. 3 filed on February 8, 2001 (the "Schedule 13D") jointly filed by Elizabeth T. Corn and Lovick P. Corn, both in their individual capacities and as trustees of their respective grantor retained annuity trusts ("GRATs"). This Amendment No. 4 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report: (1) the reorganization of TB&C Bancshares, Inc. ("TB&C") and the related distribution in liquidation by TB&C of 14,309,182 shares of common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp., a Georgia corporation ("Synovus"), all of which were previously deemed to be beneficially owned indirectly by Mr. and Mrs. Corn; (2) the acquisition of 2,096,947 of such shares by Mrs. Corn, as sole trustee of her GRAT; (3) the acquisition of 2,103,766 of such shares by Mr. Corn, as sole trustee of his GRAT; and (4) the fact that Mr. Corn and Mrs. Corn now beneficially own less than 5% of the outstanding shares of Synovus Common Stock. Other updating changes also are reflected in the items that are being amended.

ITEM 1.           SECURITY AND ISSUER.

         The information set forth in Item 1 of the Schedule 13D has not changed as of the date of this Amendment No. 4.

ITEM 2.           IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 4.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction involving TB&C that reduced Mr. and Mrs. Corn's beneficial ownership of Synovus Common Stock to below 5% of the outstanding shares of such Common Stock. As a result of Mrs. Corn's position as a director of TB&C and Mrs. Corn's and Mr. Corn's positions as sole trustees of their respective GRATs, in which capacity they were significant shareholders of TB&C, Mrs. Corn and Mr. Corn were deemed to beneficially own 14,309,182 shares of Synovus Common Stock that were owned by TB&C until the close of business on August 13, 2001. After the close of business and after the New York Stock Exchange closed on August 13, 2001, TB&C completed a reorganization (the "Reorganization") under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, in which:

         (a) TB&C transferred to Synovus the 14,309,182 shares of Synovus Common Stock that TB&C previously owned, and Synovus issued to TB&C the same number of newly issued shares of Synovus Common Stock, having the same rights as the shares surrendered; and

         (b) TB&C immediately distributed the 14,309,182 newly issued shares of Synovus Common Stock to TB&C's shareholders in proportion to their ownership of TB&C shares, all as part of the related liquidation and dissolution of TB&C.

         The only shares of Synovus Common Stock previously owned by TB&C that Mrs. Corn and Mr. Corn are deemed to beneficially own after the Reorganization are the shares distributed by TB&C to Mrs. Corn and Mr. Corn, each as sole trustee of her or his GRAT, of which she or he also is the sole annuity beneficiary. As trustee of her GRAT, Mrs. Corn received 2,096,947 shares of Synovus Common Stock based on her ownership, as trustee of her GRAT, of 2,139,061 shares of TB&C Common Stock being cancelled in the dissolution of TB&C, and, as trustee of his GRAT, Mr. Corn received 2,103,766 shares of Synovus Common Stock based on his ownership, as trustee of his GRAT, of 2,146,016 shares of TB&C Common Stock being cancelled in the dissolution of TB&C.

         The only funds or other consideration that has been or will be given in connection with the Reorganization consists of: (a) the shares of Synovus Common Stock surrendered by TB&C to Synovus in exchange for the issuance of an equal number of new shares of Synovus Common Stock issued by Synovus to TB&C; and (b) the shares of TB&C Common Stock owned by Mrs. Corn and Mr. Corn, each as sole trustee of his or her GRAT (as well as shares of TB&C Common Stock owned by the other TB&C shareholders) that are being cancelled in the dissolution of TB&C.

         TB&C was formed in 1986 by Mrs. Corn and her brother and sister, William B. Turner and Sarah T. Butler, to effect various family, financial and estate planning goals. In 1986, Mrs. Corn and her brother and sister contributed to TB&C a total of 1,766,637 shares (9.5% of the then outstanding shares) of Common Stock of Synovus that they and their ancestors had owned for many years. All of the shares of Synovus Common Stock that TB&C owned immediately prior to the Reorganization consisted of the shares initially contributed, a modest amount of additional shares contributed in 1990 by the three founding shareholders, and additional shares issued with respect to the contributed shares as a result of intervening stock splits, as reduced by two relatively modest charitable gifts of shares of Synovus Common Stock by TB&C. Stock splits, together with the sharing of voting and investment power over the shares her brother and sister contributed to TB&C, and the sharing of voting power over shares as to which TB&C leased voting rights prior to January 22, 2001, accounted for the vast majority of increases since 1980 in the number of shares shown as beneficially owned by Mrs. Corn from time to time in her Schedule 13D filings.

         As of the date of this report, TB&C no longer owns or votes any shares of Synovus Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mrs. Corn and her brother and sister to effect various family, financial and estate planning goals for themselves and their lineal descendants. As previously disclosed in Amendment No. 3, Mrs. Corn and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the Reorganization of TB&C (including the distribution in liquidation by TB&C to its shareholders of all shares of Synovus Common Stock owned by TB&C). The Reorganization and related distribution of Synovus shares were completed on August 13, 2001.

         Neither Mrs. Corn nor Mr. Corn has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus (except through any distributions in kind by Mrs. Corn and Mr. Corn as trustees of their respective GRATs (or possibly sales by them as trustees of such GRATs) of shares of Synovus Common Stock to satisfy annuity payments due to Mrs. Corn and Mr. Corn as annuity beneficiaries of such GRATs, and through Mr. Corn's participation in Synovus' Director Stock Purchase Plan (available to Mr. Corn as an emeritus director of Synovus) and in Synovus' Dividend Reinvestment and Direct Stock Purchase Plan); (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items (a) through (i) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The percentages set forth below and on pages 2-3
hereof are based on 291,093,083 shares of Synovus Common Stock outstanding on August 23, 2001, as provided by Synovus.

         Mrs. Corn. Mrs. Corn could be construed to be the beneficial owner of 7,324,323.2467 shares (2.5%) of Synovus Common Stock. Certain of these shares have been beneficially owned by Mrs. Corn for a number of years, with such beneficial ownership often pre-dating the organization of Synovus and extending to comparable beneficial ownership of the securities of Columbus Bank and Trust Company, the lead bank subsidiary for which Synovus was initially organized to acquire in 1972.

         Mrs. Corn has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 3,281 shares owned by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, as sole trustee of a revocable trust for the benefit of Mrs. Corn ("Mrs. Corn's Living Trust") and subject to Mrs. Corn's directions as to distributions and her right to vote the Synovus shares, as to which Mrs. Corn shares voting power and investment power with Mr. Corn (based on Mrs. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (b) 118,699.2467 shares owned directly by Mr. Corn, as to which Mrs. Corn shares voting and investment power with her husband; (c) 306,330 shares owned by STC as sole trustee of a revocable trust for the benefit of Mr. Corn ("Mr. Corn's Living Trust") and subject to Mr. Corn's directions as to distributions and his right to vote the Synovus shares, as to which Mrs. Corn shares voting power and investment power with Mr. Corn (based on Mr. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (d) 2,568,205 shares owned by Bradley-Turner Foundation, Inc. (the "B-T Foundation"), a charitable foundation of which both Mr. and Mrs. Corn are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; (e) 2,096,947 shares owned by Mrs. Corn as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Corn as trustee with her husband; (f) 2,103,766 shares owned by Mr. Corn as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Mr. Corn as trustee with his wife; and (g) 127,095 shares owned by Beloco Foundation, Inc., a not-for-profit charitable corporation ("Beloco"), as to which voting power and investment power are shared by Mrs. Corn (as a trustee of Beloco) with the other trustees of Beloco.

         Mr. Corn. Mr. Corn could be construed to be the beneficial owner of 7,324,323.2467 shares (2.5%) of Synovus Common Stock. Mr. Corn has shared voting and investment power as to all of these shares, as follows: (a) 118,699.2467 shares owned directly by Mr. Corn, as to which Mr. Corn shares voting power and investment power with his wife; (b) 3,281 shares owned by STC as sole trustee of Mrs. Corn's Living Trust and subject to Mrs. Corn's directions as to distributions and her right to vote the Synovus shares, as to which Mr. Corn shares voting power and investment power with Mrs. Corn (based on Mrs. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (c) 306,330 shares owned by STC as sole trustee of Mr. Corn's Living Trust and subject to Mr. Corn's directions as to distributions and his right to vote the Synovus shares, as to which Mr. Corn shares voting power and investment power with Mrs. Corn (based on Mr. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as sole trustee of such trust; (d) 2,568,205 shares owned by the B-T Foundation, as to which to vote such shares and investment power is shared with the other trustees of the B-T Foundation; (e) 127,095 shares owned by Beloco, as to which voting power and investment power are shared by Mr. Corn (as a trustee of Beloco) with the other trustees of Beloco; (f) 2,103,766 shares owned by Mr. Corn as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Mr. Corn as trustee with his wife; and (g) 2,096,947 shares owned by Mrs. Corn as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Corn as trustee with her husband.

         Additional information regarding the persons and entity with whom Mrs. Corn and Mr. Corn share voting power and/or investment power is included in the following chart.

                  INFORMATION REGARDING SYNOVUS TRUST COMPANY,
                     THE TRUSTEES OF THE B-T FOUNDATION AND
                             THE TRUSTEES OF BELOCO

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power             Employment
--------------------------------     ------------------------------------   ------------------------------------------------
William B. Turner                    Trustee of B-T Foundation              Advisory Director of
                                                                            W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

                                                                            Chairman of the Executive Committee of
                                                                            Synovus Financial Corp.
                                                                            901 Front Avenue, Suite 301, Columbus, GA  31901

Sue Marie T. Turner                  Trustee of B-T Foundation              Homemaker
(wife of William B. Turner)

Sarah T. Butler                      Trustee of B-T Foundation              Homemaker

Clarence C. Butler                   Trustee of B-T Foundation              Retired Physician
(husband of Sarah T. Butler)                                                St. Francis Hospital
                                                                            P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                    Trustee of B-T Foundation and          Homemaker
                                     Trustee of Beloco

Lovick P. Corn                       Trustee of B-T Foundation and          Advisory Director
(husband of Elizabeth T. Corn)       Trustee of Beloco                      W.C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.               Trustee of B-T Foundation              President
(adult son of William B. Turner)                                            W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                    Trustee of B-T Foundation              Chairman of the Board
(adult son of Sarah T. Butler)                                              W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie                    Trustee of B-T Foundation and          Director
(adult daughter of Elizabeth T.      Trustee of Beloco                      Synovus Financial Corp., Suite 301
 Corn)                                                                      901 Front Avenue, Columbus, GA  31901

Sarah T. Martin                      Trustee of B-T Foundation              Employee
(adult daughter of William B.                                               Columbus Travel
Turner)                                                                     123 12th Street, Columbus, GA  31901

Polly C. Miller                      Trustee of B-T Foundation and          Homemaker
(adult daughter of Elizabeth T.      Trustee of Beloco
Corn)

Elizabeth B. Ramsay                  Trustee of B-T Foundation              Shop Owner
(adult daughter of Sarah T.                                                 Galleria Riverside
Butler)                                                                     15 10th Street, Columbus, GA 31902

Sam Wellborn                         Trustee of B-T Foundation              Retired Chairman of Synovus Foundation
                                                                            P.O. Box 120
                                                                            Columbus, GA 31902

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power             Employment
--------------------------------     ------------------------------------   -------------------------------------------
Susan C. Wainwright                  Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Sarah C. Irby                        Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Katherine C. Foster                  Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Gilbert B. Miller                    Trustee of Beloco                      Student
(adult son of Polly C. Miller)                                              University of Georgia
                                                                            Athens, GA 30605

Synovus Trust Company,               Trustee of Mrs. Corn's Living Trust    Financial institution with trust powers
  as Trustee                         and Mr. Corn's Living Trust
1148 Broadway, 2nd Floor
Columbus, GA 31901

---------------
(1) Each individual named above is a citizen of the United States of America, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.

---------------
         (c) There have not been any transactions within the last 60 days by Mrs. Corn or Mr. Corn in shares of Synovus Common Stock, except for: (a) the receipt by Mrs. Corn and Mr. Corn, each as sole trustee of her or his GRAT, of 2,096,947 and 2,103,766 shares, respectively, of Synovus Common Stock distributed on August 13, 2001 by TB&C in the Reorganization; (b) Mr. Corn's purchase of 470.998 shares of Synovus Common Stock at $32.0046 per share on July 2, 2001 through the automatic reinvestment of cash dividends with respect to shares he owns through the Synovus Director Stock Purchase Plan and the Synovus Dividend Reinvestment and Direct Stock Purchase Plan; (c) the transfer by Mrs. Corn on August 22, 2001 of 3,281 shares of Synovus Common Stock to STC as sole trustee of Mrs. Corn's Living Trust; and (d) the transfer by Mr. Corn on August 22, 2001 of 306,330 shares of Synovus Common Stock to STC as sole trustee of Mr. Corn's Living Trust.

         (d) Each of Mrs. Corn's Living Trust and Mr. Corn's Living Trust authorizes STC as trustee to make distributions of income and corpus as directed by each of Mrs. Corn and Mr. Corn, respectively.

         (e) Each of Mrs. Corn and Mr. Corn ceased to be a beneficial owner of more than 5% of the outstanding Synovus Common Stock on August 13, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock that are required to be disclosed under this item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as Exhibit A to Amendment
                           No. 1 to the Schedule 13D of Elizabeth T. Corn and omitted pursuant to Rule 13d-2(e).)

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between STC and TB&C.(2)

EXHIBIT D                  Power of Attorney from Elizabeth T. Corn,
                           individually and as trustee.(1)

EXHIBIT E                  Power of Attorney from Lovick P. Corn, individually
                           and as trustee.(1)

EXHIBIT F                  Agreement with respect to joint filing of Amendment
                           No. 4 to Schedule 13D pursuant to Rule
                           13d-1(k)(1)(iii), dated December 15, 2000, between
                           Elizabeth T. Corn and Lovick P. Corn.(1)

---------------
(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of Elizabeth T. Corn (joined by Lovick P. Corn) on December 22, 2000.

(2) Incorporated by reference from EXHIBIT C to Amendment No. 3 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of Elizabeth T. Corn (joined by Lovick P. Corn) on February 8, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 7, 2001                      Elizabeth T. Corn, individually
                                       and as trustee



                                       By: /s/ Garilou Page
                                          --------------------------------------
                                          Garilou Page, as Attorney in Fact



September 7, 2001                      Lovick P. Corn, individually
                                       and as trustee



                                       By: /s/ Garilou Page
                                          --------------------------------------
                                          Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit                                   Description of Exhibit
-------                                   ----------------------
EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as Exhibit A to Amendment
                           No. 1 to the Schedule 13D of Elizabeth T. Corn and
                           omitted pursuant to Rule 13d-2(e).)

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001 between STC and TB&C.(2)

EXHIBIT D                  Power of Attorney from Elizabeth T. Corn,
                           individually and as trustee.(1)

EXHIBIT E                  Power of Attorney from Lovick P. Corn, individually
                           and as trustee.(1)

EXHIBIT F                  Agreement with respect to joint filing of Amendment
                           No. 4 to Schedule 13D pursuant to Rule
                           13d-1(k)(1)(iii), dated December 15, 2000, between
                           Elizabeth T. Corn and Lovick P. Corn.(1)

---------------
(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of Elizabeth T. Corn (joined by Lovick P. Corn) on December 22, 2000.

(2) Incorporated by reference from EXHIBIT C to Amendment No. 3 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of Elizabeth T. Corn (joined by Lovick P. Corn) on February 8, 2001.